MERCADOLIBRE, INC.

ARIAS 3751, 7TH FLOOR

BUENOS AIRES, C1430CRG

ARGENTINA

TEL +5411 — 4640 — 8000

PEDRO ARNT

DIRECT DIAL: +5411 — 4640 — 8006

EMAIL: pedro@mercadolibre.com

May 23, 2013

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	MercadoLibre, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-33647

Dear Ms. Collins,

MercadoLibre, Inc., a Delaware corporation (the “Company,” “MercadoLibre”, “we” or “us”), is transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed on February 28, 2013 (File No. 001-33647), contained in your comment letter dated May 9, 2013 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your comment letter and is followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Foreign Currency Translation, page 49

1.	We note that no dividends were declared by your Venezuelan subsidiaries during the year ended December 31, 2012. Tell us if you were restricted from making distributions from these subsidiaries during 2012 as a result of the SITME regulations in place. Also, tell us whether you expect the elimination of the SITME on February 9, 2013 and the implementation of the SICAD on March 19, 2013 to restrict your Venezuelan subsidiaries’ ability to make dividend distributions in the future. While we note your discussion of volume restrictions imposed by the SITME, it is unclear to what extent these restrictions impacted your ability to make distributions. Please tell us what consideration you gave to disclosing these factors. Also, to the extent that you believe these restrictions will not have a material adverse effect on your overall business as you currently indicate on page 51, tell us your consideration to further enhance your disclosure to explain such conclusions.

Response: In response to the Staff’s comment, we respectfully advise the Staff that no legal prohibition exist in Venezuela, in connection with dividends distribution or with the remittance of dividends abroad and that the SITME regulations did not prevent our Venezuelan subsidiaries from declaring and paying dividends in 2012. We further advise the Staff that the acquisition of U.S. dollars for dividends remittance abroad in foreign currency was not within the scope of SITME or the SICAD, but falls within the scope of CADIVI, as disclosed on pages 25 and 77 to our Form 10-K for fiscal year ended December 31, 2012 filed on February 28, 2013 (Form 10-K). As discussed in our Form 10-K, SITME imposed limits to the foreign exchange trading activity relating to the acquisition of U.S. dollars to import goods, services or capital inputs for entities domiciled in Venezuela.

Foreign currency exchange regulations have continued to be subject to changes by the Venezuelan government. In that regard, we have included additional information about subsequent developments in our Form 10-Q as of March 31, 2013. We will continue assessing the effects of additional developments for further disclosure in our future filings.

In response to the Staff’s request, we advise the Staff that we continue to believe that the current restrictions to acquire U.S. dollars will not have a material adverse effect on our overall business plan in the long run, considering that our Venezuelan operations are not dependent on third parties’ imported goods or services. Moreover, because our Venezuelan business has demonstrated consistent growth that we believe is sustainable for the near future, our current plans contemplate continued reinvestment in our Venezuelan businesses with the proceeds of our business in that country.

Finally, given the current availability of cash from our various geographic segments, we do not expect that the current Venezuelan foreign exchange situation will affect our ability to distribute cash dividends from MercadoLibre, Inc. to its stockholders as planned.

2.	We note the risk factor disclosure on page 27 of your December 31, 2011 Form 10-K where you state, if current volume restrictions on foreign exchange imposed by the government worsen significantly or new regulations are implemented, which impact your ability to settle transactions at either the official rates or SITME rate, you could be required to deconsolidate your Venezuelan operations for accounting purposes. Please tell us whether deconsolidation of your Venezuelan subsidiary is still a potential risk to the company and if so, tell us why you have not included a discussion of this risk in your current Form 10-K. Also, tell us what impact the elimination of the SITME in February 2013 and the creation of the SICAD in March 2013 will have on the accounting for your Venezuelan operations. As part of your response, please tell us how your current inability to access the auction process by which acquisition of foreign currencies will be made under the new system impacts the accounting for your Venezuelan operations.

Response: We advise the staff that while we continue to believe that we are subject to the risk that “Local currencies used in the conduct of our business are subject to depreciation, volatility and exchange controls.”, as we described in our Form 10-K, because of the manner in which foreign exchange regulations have been implemented by the Venezuelan government as of the date of our Form 10-K for the year ended December 31, 2012, it did not imply the deconsolidation risk to be a material risk at the time of that filing. Accordingly, we determined that it was not necessary to include a risk factor to discuss the potential risk of deconsolidation. Through the SITME mechanism, we have been able to obtain U.S. dollars for payments of intercompany services, and those restrictions have not altered our growth plans in Venezuela.

In regards to the impact of the elimination of the SITME on the accounting of our Venezuelan operations, since exchange rate information resulting from auctions completed through the new mechanism SICAD is not publicly available, there is only one official and legal exchange rate in Venezuela. That exchange rate was set at 6.3 Bolivares Fuertes per U.S. dollar on February 9, 2013 by the Venezuelan government. As a result, from that date, our net monetary assets have been re-measured using the official exchange rate.

Finally, we advise the Staff that we expect the government to implement a mechanism that will allow us to obtain (either SICAD or any other mechanism implemented by the government) U.S. dollars for the payment of foreign services by our Venezuelan subsidiaries. If the corresponding government body begins to make publicly available the exchange rate, resulting from SICAD or any other equivalent mechanism, and we are able to access that mechanism to obtain U.S. dollars for our operations, we will assess using those published exchange rates for re-measurement purposes based on the actual facts and circumstances at that time.

Results of Operations

Year Ended December 31, 2012 compared to year ended December 31, 2012, Page 61

3.	We note your disclosure of the percentage increases in gross merchandise volume, financing and off-platform payments, and classified and add sales revenues. Please tell us what consideration you gave to quantifying the dollar amount for each of these revenue streams and how changes in such amounts and the related metrics impacted your revenues. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: In response to the Staff’s comment, we advise that we considered the rules prescribed by Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835, when preparing our disclosures relating to material changes in our net revenues. In preparing this disclosure, we considered those metrics that we believe are most relevant and necessary to allow readers to understand our financial condition, changes in financial condition and results of operations and have included those metrics in the “Management Discussion and Analysis of Financial Condition and Results of Operations” section of our Form 10-K for the fiscal year ended December 31, 2012. We also advise the Staff that we have historically quantified gross merchandise volume on a consolidated basis in our prior periodic reports. That said, we acknowledge the Staff’s comment and we advise that in future filings we will quantify the dollar amount of our Marketplace and Non-Marketplace Services revenues in the format set forth below and will expand our discussions relating to changes in those service categories and their impact on our net revenues. We further advise the Staff that we believe disclosure of revenues for our Marketplace and Non-Marketplace Services is the most appropriate format for providing this disclosure (as compared to providing quantitative disclosures for each individual service category that make up these revenue streams, such as Ad Sales, Real Estate, Motors, Off Platform Payment fees, Financing Fees, etc.), as the categories are comprised generally of a number of service categories (or types of services) that are ancillary to our Marketplace Services and represent, on an individual-basis, a small percentage of the Company’s net revenues.

The breakdown of our consolidated net revenues by each of our Marketplace and Non-Marketplace Services categories for the years ended December 31, 2012, 2011 and 2010 is as follows:

Revenue streams	2012	2011	2010
Marketplace	261,997,020	217,932,814	132,742,374
Non-Marketplace Services (*)	111,604,474	80,998,811	83,973,339

Total	373,601,494	298,931,625	216,715,713

(*)	Includes Ad Sales, Real Estate, Motors, Financing Fees, Off-platform Payment Fees, etc.

4.	We note your disclosure of growth in net revenues measured in local currencies. Please tell us what consideration you gave to also disclosing changes in expenses and segment revenues measured in local currencies.

Response: In response to the Staff’s comment, we advise that we have considered disclosing such changes as noted in the comment but determined that by providing the year-over-year consolidated net revenue growth in local currencies, readers of our Form 10-K would have an understanding of the foreign currency effects on our net revenues. However, we acknowledge the Staff’s comment and advise that in future filings we will disclose changes in segment revenues measured in local currencies. Finally, we consider that providing revenue growth in local currencies will be sufficient information for readers of our Form 10-K to calculate expense growth measured in local currencies since they typically follow the same change pattern.

5.	Please tell us what consideration you gave to disclosing explanations for changes in your segment net revenues and direct costs. We refer you to Item 303(a) of Regulation S-K and Section III.F.1 of SEC Release No. 33-6835.

Response: In response to the Staff’s comment, we advise that we considered the rules prescribed by Item 303(a) of Regulation S-K and Section III.F.1 of SEC Release No. 33-6835 when preparing disclosures relating to material changes in our segment net revenues and direct costs and determined that the disclosures included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Form 10-K provide the information that we believe is necessary to an understanding of our financial condition, changes in our financial condition and results of operations. Particularly, it is our view that an explanation of material changes on a consolidated basis provides a reader with the most relevant information regarding our business and provides the reader with an understanding of the business as a whole. However, we acknowledge the Staff’s comment, and considering that we are involved in a continuously evolving business, in future filings we will provide additional information with respect to changes in our segment net revenues and direct costs.

6.	Also, please tell us why you do not include a discussion of your key metrics (i.e., gross merchandise volume, successful items sold and payment volume) and their impact on the related geographic/segmental revenues. In your response, please address whether there are any material geographic differences or trends. See Item 303(a) of Regulation S-K, and for guidance, refer to Sections I.B and III.B of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, we advise that we have considered the rules prescribed by Item 303(a) of Regulation S-K, and for guidance, refer to Sections I.B and III.B of SEC Release No. 33-8350, when preparing disclosures relating to material changes to our net revenues. As discussed in our response above to the Staff’s comment #5, it is our view that an explanation of material changes on a consolidated basis provides a reader with the most relevant information regarding our business and provides the reader with an understanding of the business as a whole. However, we acknowledge the Staff’s comment, and considering that we are involved in a continuously evolving business, we advise the Staff that, in future fillings, we will quantify our revenues generated by Marketplace and Non-Marketplace Services for each of our geographic segments (similar to the format provided in our response above to the Staff’s comment #3) and will expand our discussions relating to changes in those service categories and their impact on our net revenues for each of our geographic segments. In addition, we advise the Staff that no significant changes or trends in key metrics occurred in relation to each of our geographic/segmental revenues that we deemed necessary for further disclosure under Item 303(a).

Liquidity and Capital Resources, page 72

7.	We note from your response to comment 4 in your March 29, 2011 letter and comment 2 in your July 13, 2012 letter that you would disclose the amount of cash and investments held by foreign subsidiaries as well as the percentage of your consolidated cash and investments that are held outside the U.S. However, it does not appear that you have disclosed this information. Please advise.

Response: In response to the Staff’s comment, we respectfully advise the Staff that although we included the percentage of our consolidated cash and investments that are held outside the U.S. in Note 2 – Summary of significant accounting policies – Principles of consolidation, on page 10 to our consolidated financial statements for the year ended December 31, 2012 included in our Form 10-K for fiscal year ended December 31, 2012, we have not included in our “Liquidity and Capital resources” section the amount of cash and investments held by foreign subsidiaries. We will include cash and investments held by foreign subsidiaries as well as consolidated cash and investments that are held outside the U.S., in that section in future filings. Please, note that we have included such information in the “Liquidity and Capital Resources” section of our Form 10-Q for the periods ended March 31, June 30 and September 30, 2012 and for the period ended March 31, 2013.

We advise the Staff that as of December 31, 2012, cash and investments held by foreign subsidiaries amounted to $234.6 million, or 83.4% of our consolidated cash and investments.

Item 10. Directors, Executive Officers and Corporate Governance, page 80

8.	You indicate that disclosure required by this Item is incorporated by reference from your definitive proxy statement, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future filings, please ensure that the Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference. This comment also applies to Items 11 – 14 of Part III of your Form 10-K.

Response: In response to the Staff’s request, we confirm that in future filings we will clearly identify by caption or otherwise, the material incorporated by reference as required by the Securities Exchange Act Rule 12b-23(b).

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 7. Segments

9.	Tell us how you considered the guidance in ASC 280-10-50-40 to include a breakdown of revenues for each of your products and services (i.e., marketplace, online payment solutions, advertising services and online stores). In your response, please provide us with a breakdown of these revenue streams for each period presented.

Response: In response to the Staff’s comment, we refer the Staff to our responses above in #3 and #5 and we advise the Staff that, in future filings, we will include a breakdown of our consolidated net revenues by Marketplace and Non-Marketplace Services categories. As requested, set forth below is the breakdown of our consolidated net revenues by each of these service categories for the years ended December 31, 2012, 2011 and 2010:

Revenue streams	2012	2011	2010
Marketplace	261,997,020	217,932,814	132,742,374
Non-Marketplace Services (*)	111,604,474	80,998,811	83,973,339

Total	373,601,494	298,931,625	216,715,713

(*)	Includes Ad Sales, Real Estate and Motors, Financing Fees, Off-Platform Payment fees, etc.

Note 8. Fair Value Measurement of Assets and Liabilities, page 34

10.	Please tell us what consideration you gave to disclosing the countries in which your sovereign debt is invested and any risk factors associated with these countries.

Response: In response to the comment, we advise the Staff that our sovereign debt securities were 100% U.S. domestic securities with no significant risks associated.

Note 15. Commitments and Contingencies, page 45

11.	Please tell us the factors you considered in determining the risk of loss relating to the City of Sao Paulo Tax Claims for the years 2005 through 2010 is remote. In this regard, we note that in 2007 the tax authorities ruled against the Brazilian subsidiary and you made a deposit in court of $5.1 million relating to the 2005 through 2007 claims.

Response: In response to the Staff’s request, we advise the Staff that the Tax Authority of the City of Sao Paulo alleged that our Brazilian subsidiaries supposedly owed a Municipal tax presuming that our revenues were generated in such jurisdiction because we had an office in such Municipality. However, all services rendered by our Brazilian subsidiaries to our users were rendered in the City of Santana do Parnaíba, where we had our customer support offices.

Considering the fact patterns above described, we believe that we will be able to defend our case successfully. Thus, in our opinion and in the opinion of our legal counsel, the risk of loss relating to the City of Sao Paulo, Brazil Tax Claims (“Tax Claims”) for the period 2005-2010 is remote.

In connection with the deposit in court of $5.1 million relating to the Tax Claims related to the period 2005-2007, please note that applicable Brazilian Law requires the plaintiff to guarantee the payment of claimed taxes and fines before contesting them in Brazilian Courts. Because we are confident in the strength of our position, we decided to make the required judicial deposit and file the lawsuit to contest the claim in Brazilian Court.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact our Chief Accounting Officer, Marcelo Melamud at +5411 4640 8053, marcelo.melamud@mercadolibre.com. We look forward working with you on these matters.

Sincerely,

/s/ Pedro Arnt
Name: Pedro Arnt
Title: Executive Vice President and Chief Financial Officer

cc:	Jacobo Cohen Imach
Pedro Arnt
Marcelo Melamud